Exhibit 99.2

Intchains Announces Closing of Acquisition of Goldshell Brand-related Assets

SHANGHAI, China– February 28, 2024 (GLOBE NEWSWIRE) –Intchains Group Limited (Nasdaq: ICG) (“Intchains,” “we,” or the “Company”), a provider of integrated solutions consisting of high-performance computing ASIC chip products and ancillary software and hardware for blockchain applications, today announced that it has completed its previously reported acquisition of certain assets from Singapore-based GOLDSHELL PTE. LTD. (the “Seller”), pursuant to an asset acquisition agreement (the “Asset Acquisition Agreement”) entered between the Company and the Seller dated December 8, 2023 (the “Transaction”).

Pursuant to the terms and conditions of the Asset Acquisition Agreement, we acquired all the intellectual property, information and technical materials used in operating the Goldshell brand, which primarily include (i) all trademarks and related materials (including application documents) used in operating the Goldshell brand; (ii) all websites, applications, and lawful rights and control over the above-referenced websites and applications; and (iii) ownership and management rights of all accounts used in operating the Goldshell brand. As consideration for the Transaction, we paid a purchase price of US$550,000 in cash.

“We are delighted to have completed the Transaction, as it represents a significant step forward in our penetration of the WEB3 industry,” said Mr. Qiang Ding, Chairman of the Board of Directors and CEO of Intchains. “Our broad expertise across blockchain applications, coupled with Goldshell’s well-established infrastructure strength, will bolster our market presence and strengthen our positioning. We are confident that the synergies generated by this transaction will yield great benefits for both Intchains and our stakeholders.”

About Intchains Group Limited

Intchains Group Limited is a provider of integrated solutions consisting of high-performance computing ASIC chip products and ancillary software and hardware for blockchain applications. The Company utilizes a fabless business model and specializes in the front-end and back-end of IC design, which are the major components of the IC product development chain. The Company has established strong supply chain management with a leading foundry, which helps to ensure its product quality and stable production output. The Company’s products consist of high-performance computing ASIC chip products including ASIC chips that have high computing power and superior power efficiency and computing equipment incorporating our ASIC chips, as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. The Company has built a proprietary technology platform named “Xihe” Platform, which allows the Company to develop a wide range of ASIC chips with high efficiency and scalability. For more information, please visit the Company’s website at: https://intchains.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,”

“predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Piacente Financial Communications

In China:

Helen Wu

Tel: +86-10-6508-0677

E-mail: intchains@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

Email: intchains@tpg-ir.com